JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

07025711

By Airmail

RECEIVED
2007 AUG -3 P 12:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17th July 2007

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 17th July 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
AUG 0 8 2007
THOMSON
FINANCIAL

[Cng/Dividend/2006final-div/dl/4]

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Notice of Results
Released	10:38 17-Jul-07
Number	3649A

JARDINE MATHESON HOLDINGS LIMITED
2007 INTERIM RESULTS ANNOUNCEMENT DATE

Please be advised that the meeting date at which the interim results and dividend for the six months ended 30th June 2007 of the above Company will be considered is Wednesday, 15th August 2007.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

17th July 2007

www.jardines.com

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